Exhibit 12.1

Beckman Coulter, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended September 30,		For The Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes	$151.3	$228.4	$292.7	$215.2	$165.6	$278.2	$272.8
Fixed charges less capitalized interest	53.8	58.2	75.1	73.5	69.8	61.6	65.6

Earnings from continuing operations before fixed charges	$205.1	$286.6	$367.8	$288.7	$235.4	$339.8	$338.4

Fixed charges
Interest expense, net of capitalized interest	32.5	37.2	47.0	47.0	42.9	35.0	38.9
Capitalized interest	1.3	2.7	3.4	5.4	3.1	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.0	1.7	2.3	1.0	0.9	1.2	1.3
Portion of rentals representative of interest factor	19.3	19.3	25.8	25.5	26.0	25.4	25.4

Total fixed charges	$55.1	$60.9	$78.5	$78.9	$72.9	$61.6	$65.6

Ratio of earnings to fixed charges	3.7	4.7	4.7	3.7	3.2	5.5	5.2